Filed by Alliant Techsystems Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Orbital Sciences Corporation
Commission File No.:  001-14279

Commission File No. for Registration Statement
on Form S-4:  333-198460

Innovation . . . Delivered. Proposed Transaction Update November 19, 2014

Forward-Looking Statements ATK Cautionary Statement Regarding Forward-Looking Statements  Certain statements in this communication regarding the proposed transaction between ATK and Orbital, pursuant to which the newly formed sporting company, Vista Outdoor Inc. (“Vista Outdoor”), will be distributed to ATK’s stockholders and Orbital will merge with a subsidiary of ATK with Orbital surviving the merger as a wholly-owned subsidiary of ATK (the “Transaction”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction and the expected tax treatment for the Transaction, future opportunities for Vista Outdoor and the ATK/Orbital combined company (the “Combined Company”) and products and any other statements regarding Vista Outdoor’s, ATK’s, Orbital’s, and the Combined Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “expected,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of approval of both ATK’s stockholders and Orbital’s stockholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time-frames or at all and to successfully integrate Orbital’s operations with those of the ATK Aerospace & Defense (“ATK A&D”); the integration of Orbital’s operations with those of ATK A&D being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Transaction; the retention of certain key employees being difficult; Vista Outdoor’s ability to operate successfully as a standalone business; Vista Outdoor’s, ATK’s and Orbital’s ability to adapt its services to changes in technology or the marketplace; Vista Outdoor’s, ATK’s and Orbital’s ability to maintain and grow its relationship with its customers; reductions or changes in NASA or U.S. Government military spending, timing of payments and budgetary policies, including impacts of sequestration under the Budget Control Act of 2011, and sourcing strategies; intense competition; increases in costs, which the business may not be able to react to due to the nature of U.S. Government contracts; changes in cost and revenue estimates and/or timing of programs; the potential termination of U.S. Government contracts and the potential inability to recover termination costs; reduction or change in demand for commercial ammunition, firearms or accessories, including the risk that placed orders exceed actual customer requirements; risks associated with expansion into commercial markets; actual pension and other postretirement plan asset returns and assumptions regarding future returns, discount rates, service costs, mortality rates, and health care cost trend rates; greater risk associated with international business, including foreign currency exchange rates and fluctuations in those rates; other risks associated with U.S. Government contracts that might expose Vista Outdoor, ATK or Orbital to adverse consequences; costs of servicing debt, including cash requirements and interest rate fluctuations; security threats, including cybersecurity and other industrial and physical security threats, and other disruptions; supply, availability, and costs of raw materials and components, including commodity price fluctuations; government laws and other rules and regulations applicable to Vista Outdoor, ATK and Orbital, such as procurement and import-export control, and federal and state firearms and ammunition regulations; the novation of U.S. Government contracts; performance of subcontractors; development of key technologies and retention of a qualified workforce; fires or explosions at any of Vista Outdoor’s, ATK’s or Orbital’s facilities; environmental laws that govern past practices and rules and regulations, noncompliance with which may expose Vista Outdoor, ATK or Orbital to adverse consequences; impacts of financial market disruptions or volatility to customers and vendors; results of acquisitions or other transactions, including the ability to successfully integrate acquired businesses and realize anticipated synergies, cost savings and other benefits, and costs incurred for pursuits and proposed acquisitions that have not yet or may not close; unanticipated changes in the tax provision or exposure to additional tax liabilities; and the costs and ultimate outcome of litigation matters and other legal proceedings. Additional information concerning these and other factors can be found in Vista Outdoor, ATK and Orbital’s filings with the Securities and Exchange Commission (the “SEC”), including ATK and Orbital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, ATK’s registration statement on Form S-4 (which registration statement has not yet been declared effective) and Vista Outdoor’s registration statement on Form 10 (which registration statement has not yet been declared effective). Vista Outdoor, ATK and Orbital assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional Information and Where to Find It In connection with the proposed transaction between ATK and Orbital, ATK and Orbital intend to file relevant materials with the SEC.  ATK has filed a registration statement on Form S-4 that includes a joint proxy statement of ATK and Orbital that also constitutes a prospectus of ATK (which registration statement has not yet been declared effective). In addition, Vista Outdoor filed with the SEC a registration statement on Form 10 (which registration statement has not yet been declared effective). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT, FORM 10, REGISTRATION STATEMENTS/PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATK, ORBITAL, VISTA OUTDOOR AND THE PROPOSED TRANSACTION. The joint proxy statement, Form 10, registration statements/prospectuses and other documents relating to the proposed transaction can be obtained free of charge from the SEC's website at www.sec.gov. These documents can also be obtained free of charge from ATK upon written request to ATK by emailing investor.relations@atk.com or by calling Michael Pici at 703-412-3216 or from Orbital upon written request to Orbital at investor.relations@orbital.com or by calling Barron Beneski at 703-406-5528. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or securityholder. ATK, Orbital and certain of their respective directors and executive officers, however, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding ATK directors and executive officers may be found in its Annual Report for the year ended March 31, 2014 on Form 10-K filed with the SEC on May 23, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on June 13, 2014. Information regarding Orbital's directors and executive officers may be found in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on February 25, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on March 11, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is also included in the joint proxy statement/prospectus. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. November 19, 2014

Antares Review Findings Orbital Sciences Corporation has developed a recovery plan, which was announced on Nov. 5, 2014, that it believes will support CRS cargo delivery requirements Consolidates remaining delivery missions from five to four  Utilizes the flexibility of Orbital’s Cygnus cargo spacecraft to be launched on one or two non-Antares vehicles  Accelerates the introduction of a new Antares propulsion system upgrade in 2016  Utilizes the flexibility of the Cygnus cargo spacecraft to carry increased payloads on four remaining missions - satisfying CRS cargo delivery requirements ATK has completed a thorough review and analysis of the key assumptions in Orbital’s recovery and go-forward plans.  Assessment finds that: Successful execution of the recovery plan is likely Orbital’s recovery plan risks are manageable CRS contract financial impact, based on recovery plan assumptions and stress-tested scenarios, is minimal  Orbital’s earnings and cash flows remain largely intact with minimal impacts  Orbital expects NASA to approve the  revised launch schedule in a reasonable period of time November 19, 2014

Antares Review Findings ATK will continue to work closely with Orbital to monitor progress on the recovery and go-forward plan Though risks remain, will track key recovery plan milestones and deliverables  ATK Board of Directors continues to support the merits of the transaction and recommends shareholders vote to approve the issuance of ATK shares to Orbital shareholders in connection with the merger  Enhances innovation and competitiveness and supports long-term value creation Combines key ATK and Orbital capabilities Delivers meaningful A&D revenue and cost synergies Increases competitive position of both ATK’s A&D and Sporting businesses November 19, 2014

Updated Transaction Timeline Key Dates April 28, 2014 Transaction agreement providing for spin-off and merger signed Late Jan – Early Feb, 2015 VSTO When-Issued Trading Early February 2015 VSTO Investor Roadshow Key Dates February 2015 Spin-off of Sporting & Closing of A&D Merger with Orbital.  Begin Vista Outdoor Regular Way Trading January  2015 VSTO Analyst Day January 27, 2015 ATK and Orbital Shareholder Votes VSTO = Vista Outdoor November 19, 2014

Sporting Market Update After exceptional prior period growth rates, shooting sports market currently settling back to normalized demand levels Appears that market peaked in second half of ATK FY14 Average market correction period is ~18 months ATK Sporting FY15 revenue anticipated to grow double digits vs FY14 due to contributions of recent acquisitions FY15 year-over-year organic decline associated with current market conditions expected to be in the mid single digits  Two-year organic revenue CAGR (FY15 vs. FY13) expected in high single/ low double digits; acquisition related growth is additive  ATK Sporting strategy remains on track Continue to out-perform peers and grow market share Broaden current portfolio to create leadership positions in outdoor recreation markets Complete Bushnell integration and the consolidation of outdoor accessories  Develop and launch new and innovative products November 19, 2014

Sporting Market Update Spin is on track to create a world leader in outdoor recreation with a focused strategy, seasoned and dedicated management team, and a flexible balance sheet FY16 outlook supports recovery and return to modest growth Growth expected to occur in back half of the year  Post-spin focus Leverage scale, distribution network, and leadership positions Capitalize on growing outdoor recreation market Focus on innovation and new products to create demand and growth for our solutions Maximize shareholder value Return to high single digit growth consistent with long-term market dynamics; acquisitions would generate additional growth Grow portfolio, deliver execution excellence and out-perform peers Consider a post-spin Vista Outdoor share repurchase program  November 19, 2014

Appendix FY15 Guidance ATK Standalone Reconciliation to GAAP Measures  November 19, 2014

FY 2015 Outlook ATK Standalone Current FY2015 Guidance Sales $5.15 - $5.20 billion Adjusted Earnings per Share*$11.50 - $11.90 Free Cash Flow** $280 - $305 million Diluted Shares ~32 million * Excludes transaction costs. See reconciliation table ** Non-GAAP financial measure. See reconciliation table for details. November 19, 2014

Non-GAAP Financial Measures Adjusted Earnings Per Share – Guidance Reconciliation Table The projected Adjusted Earnings Per Share (EPS) excluding transaction costs for full year associated with proposed transaction is a non-GAAP financial measure that ATK defines as EPS excluding the impact of this item. ATK management is presenting this measures so a reader may compare EPS excluding this item as this measure provides investors with an important perspective on the operating results of the Company. ATK management uses this measurement internally to assess company performance, and ATK’s definition may differ from those used by other companies.  Current FY15 Full Year Guidance Low High EPS Guidance including transaction costs $11.28 $11.68 Transaction costs incurred to date 0.22 0.22 Adjusted EPS Guidance $11.50 $11.90  November 19, 2014

Non-GAAP Financial Measures Free Cash Flow  Free cash flow is defined as cash provided by operating activities less capital expenditures and transaction costs net of taxes incurred to date.  ATK management believes free cash flow provides investors with an important perspective on the cash available for debt repayment, cash dividends, share repurchases, and acquisitions, after making the capital investments required to support ongoing business operations.  ATK management uses adjusted free cash flow internally to assess both business performance and overall liquidity. Six months ended September 28, 2014 Six months ended September 29, 2013 Projected Year ending March 31, 2015 Cash provided by operating activities $24,515 $42,553 $408,000-$433,000 Capital expenditures (59,699) (52,262) ~(135,000) Transaction costs incurred to date, net of tax 4,415 $- ~7,000 Free cash flow $(30,769) $(9,709) $280,000-$305,000